UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

SAFE-T GROUP LTD.

(Name of Issuer)

ORDINARY SHARES / AMERICAN DEPOSITORY SHARES

(Title of Class of Securities)

78643B302

(CUSIP Number)

July 4, 2021

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

CUSIP No. 78643B302	13G	Page 2 of 5

CUSIP NO.	78643B302

1	Name of Reporting Persons Yotam Benattia
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use only
4	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 1,735,793(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power(1) 1,735,793
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,735,793
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 6.4% (2)
12	Type of Reporting Person: IN

(1)	Consists of 1,735,793 Ordinary Shares. The Reporting Person may also be entitled to receive 192,866 Ordinary Shares that are held in escrow until January 2023 pursuant to the Share Purchase Agreement, dated July 1, 2021, among Takoomi Ltd., Safe-T Group Ltd., CyberKick Ltd., Mr. Roni Lev and Mr. Yotam Benattia. The Reporting Person also owns options to purchase 135,000 Ordinary Shares (that were not exercisable on or within 60 days of July 4, 2021), of which 22,500 options vest on February 25, 2022 and the remainder of which vest equally over ten quarters beginning on May 25, 2022. The amounts set forth in this Schedule 13G/A are presented after giving effect to a reverse stock split that took place in September 2021.
(2)	Based on 29,955,342 Ordinary Shares outstanding as of September 29, 2021 as reported on the Issuer’s Report on Form 6-K with the Securities and Exchange Commission on September 30, 2021.

CUSIP No. 78643B302	13G	Page 3 of 5

This Amendment No. 1 to the Schedule 13G filed with the Securities and Exchange Commission on February 17, 2022 (the “Original Schedule 13G”) is being filed by the Reporting Person to revise: (1) the date of the event that required the filing of the Original Schedule 13G, (2) the amount of Ordinary Shares beneficially owned, and (3) to revise the amounts of options to purchase Ordinary Shares of Safe-T Group Ltd. (the “Issuer”) held by the Reporting Person to reflect the Issuer’s reverse stock split that took place in September 2021.

ITEM 1 (a)	NAME OF ISSUER: Safe-T Group Ltd.

ITEM 1 (b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

8 Abba Eban Avenue, Herzliya, Israel 4672526

ITEM 2 (a)	NAME OF PERSON FILING:

Yotam Benattia

This Statement is filed by:

Yotam Benattia

The foregoing is referred to as the "Reporting Person" in this Statement.

ITEM 2 (b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the Reporting Person is: 113 Rothchild Boulevard, Tel Aviv, Israel 6527113

ITEM 2 (c)	CITIZENSHIP:

Israel

ITEM 2 (d)	TITLE OF CLASS OF SECURITIES:

Ordinary Shares

ITEM 2 (e)	CUSIP NUMBER:

78643B302

ITEM 3	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B):

Not applicable

ITEM 4	OWNERSHIP

(a)	AMOUNT BENEFICIALLY OWNED:

1,928,659 Ordinary Shares(1)

(1)

Consists of 1,928,659 Ordinary Shares.  The Reporting Person also owns options to purchase 135,000 Ordinary Shares (that were not exercisable on or within 60 days of July 4, 2021), of which 22,500 options vest on February 25, 2022 and the remainder of which vest equally over ten quarters beginning on May 25, 2022.

CUSIP No. 78643B302	13G	Page 4 of 5

(b)	PERCENT OF CLASS:

6.4%

(c)	NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i)	SOLE POWER TO VOTE OR DIRECT THE VOTE

1,735,793 Ordinary Shares

(ii)	SHARED POWER TO VOTE OR DIRECT THE VOTE

0 Shares

(iii)	SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

1,735,793 Ordinary Shares

(iv)	SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

0 Shares

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable

ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP

Not applicable

ITEM 9	NOTICE OF DISSOLUTION OF GROUP

Not applicable

ITEM 10	CERTIFICATIONS

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 78643B302	13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 10, 2022

/s/ Yotam Benattia
Yotam Benattia